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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (AMENDMENT NO. 2)

                            ------------------------

                           NEW ENGLAND POWER COMPANY
                                (NAME OF ISSUER)

                          NEW ENGLAND ELECTRIC SYSTEM
                       (NAME OF PERSON FILING STATEMENT)


                                    TITLE                                  CUSIP NUMBER
    ---------------------------------------------------------------------  ------------
    New England Power Company, Dividend Series Preferred Stock
         4.56% Series....................................................  644188 10 4
         4.60% Series....................................................  644188 20 3
         4.64% Series....................................................  644188 70 8
         6.08% Series....................................................  644188 40 1
    6% Cumulative Preferred Stock........................................  644188 30 2


       (TITLE OF CLASS OF SECURITIES) (CUSIP NO. OF CLASS OF SECURITIES)

                               MICHAEL E. JESANIS
                          VICE PRESIDENT AND TREASURER

                                KIRK L. RAMSAUER
                           ASSOCIATE GENERAL COUNSEL

                          NEW ENGLAND ELECTRIC SYSTEM
                               25 RESEARCH DRIVE
                     WESTBOROUGH, MASSACHUSETTS 01582-0099

                                 (508) 389-2972

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                NOVEMBER 7, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
                $40,100,000                                        $8,020

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* Solely for purposes of calculating the filing fee and computed pursuant to
  Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase, Proxy Statement and Information Statement filed as an Exhibit hereto.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $8,020
                             -------------------------------------------------------------------
Form or Registration No.:    Schedule 13E-4
                             -------------------------------------------------------------------
Filing Party:                New England Electric System
                             -------------------------------------------------------------------
Date Filed:                  November 7, 1997
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

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


     This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated November 7, 1997, as amended, filed by New England Electric System, a Massachusetts voluntary association ("NEES"), relating to its offer to purchase any and all outstanding Shares of 4.56%, 4.60%, 4.64% and 6.08% Series of Dividend Series Preferred Stock and 6% Cumulative Preferred Stock of New England Power Company, a Massachusetts corporation and subsidiary of NEES (the "Power Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated November 7, 1997 (the "Booklet"), and in the related Letters of Transmittal and (if applicable) Proxy for each Series (which together constituted the "Offer"), copies of which are attached as Exhibit 9(a)(1) and 9(a)(2) to the Statement.



     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.



ITEM 1.  SECURITY AND ISSUER.



     Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:



          (b)(i) The Offer expired at 5:00 p.m., Eastern Standard Time, on December 12, 1997 in accordance with its terms. On December 19, 1997, NEES purchased all the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:



                                                          SHARES
        SERIES OF PREFERRED                              PURCHASED     PURCHASE PRICE
        -----------------------------------------------  ---------     --------------
        4.56% Series...................................    86,410      $ 7,802,823.00
        4.60% Series...................................    43,924      $ 4,001,037.16
        4.64% Series...................................    40,250      $ 3,698,170.00
        6.08% Series...................................    64,204      $ 6,634,841.36
        6% Cumulative..................................    56,127      $ 6,538,795.50
                                                         --------      --------------
                  Total................................   290,915      $28,675,667.02
                                                         ========      ==============



     A press release issued by NEES and the Power Company announcing the results of the Offer and the proxy solicitation is attached hereto as Exhibit 9(a)(11).



ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:



     The total amount required by NEES to purchase the Shares pursuant to the Offer was $28,675,667.02, excluding fees and other expenses. NEES paid the purchase price to the Depositary on December 19, 1997 using funds borrowed pursuant to its commercial paper program.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.



EXHIBIT NO.                                      DESCRIPTION
-----------     -----------------------------------------------------------------------------
9(a)(9)         Press Release, dated November 12, 1997
9(a)(10)        Summary Advertisement
9(a)(11)        Press Release, dated December 15, 1997

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1997


                                          NEW ENGLAND ELECTRIC SYSTEM

                                          By: /s/ MICHAEL E. JESANIS
                                            ------------------------------------
                                            Vice President and Treasurer

                                 EXHIBIT INDEX


EXHIBIT NO.                                     DESCRIPTION
-----------   -------------------------------------------------------------------------------
9(a)(1)*      Offer to Purchase, Proxy Statement, and Information Statement, dated November
              6, 1997.
9(a)(2)*      Forms of Letter of Transmittal and, if applicable, Proxy for Dividend Series
              Preferred Stock and 6% Cumulative Preferred Stock.
9(a)(3)*      Forms of Notice of Guaranteed Delivery and, if applicable, Proxy for Dividend
              Series Preferred Stock and for 6% Cumulative Preferred Stock.
9(a)(4)*      Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and other
              Nominees.
9(a)(5)*      Forms of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust
              Companies, and other nominees for Dividend Series Preferred Stock and for 6%
              Cumulative Preferred Stock.
9(a)(6)*      Forms of Letters to Shareholders for Dividend Series Preferred Stock and for 6%
              Cumulative Preferred Stock, dated November 6, 1997.
9(a)(7)*      Forms of Summary Instruction for Participating in the Offer for Dividend Series
              Preferred Stock and for 6% Cumulative Preferred Stock.
9(a)(8)*      Guidelines for Certification of Taxpayer Identification Number on Substitute
              Form W-9.
9(a)(9)       Press Release.
9(a)(10)      Summary Advertisement.
9(a)(11)      Press Release.
9(b)          Not applicable.
9(c)          Not applicable.
9(d)*         Tax Opinion of Hale and Dorr LLP
9(e)          Not applicable.
9(f)          Not applicable.
9(g)*         Annual Report on Form 10-K for the year ended December 31, 1996 (incorporated by reference).
9(h)*         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (incorporated by reference).


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* Previously filed.